EXHIBIT 7.1

COMPUTATION OF NET DEBT TO SHAREHOLDERS’ EQUITY RATIO

Computation of net debt to equity ratio

The computation of net debt to equity ratio as at March 31, 2017 and 2016 is as follows:

	As at March 31,
	2017	2016
	(Rs. in million)
Long-term debt	605,644.5	504,511.3
Short-term debt (including current portion)	179,526.7	187,856.5
Total debt (A)	785,171.2	692,367.8
Cash and cash equivalents	139,867.6	171,536.1
Mutual fund (current portion)	150,662.4	192,329.9
Total investible surplus (B)	290,530.0	363,866.0
Net Debt (A-B)	494,641.2	328,501.8
Equity (including minority interest)	538,842.2	768,036.7
Net debt/equity	0.92	0.43